SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A

                        INFORMATION STATEMENT PURSUANT TO
                         RULES 13d-1 AND 13d-2 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1 )*




                           Neuromedical Systems, Inc.
                   -----------------------------------------
                                (Name of Issuer)


                                  Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)


                                   64124H-10-9
                   -----------------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64124H-10-9                 13G                    Page 2 of __ Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       H&S Trust


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [ X ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Gibraltar


--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES              3,751,676
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH               None
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH               3,751,676
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                         None
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,751,676

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          [  ]

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          12.17%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

          00 (Other-Trust)

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.                             13G                    Page 3 of __ Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Leadville A.V.V.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [ X ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Netherlands Antilles



--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES              1,815,642
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH               None
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH               1,815,642
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                         None
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,815,642

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          [  ]

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)



--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

          CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                             Page 4 of __ Pages


Item 1(a).  Name of Issuer:

            Neuromedical Systems, Inc.

Item 1(b).  Address of Issuer's Principal
            Executive Offices:

            Two Executive Boulevard
            Suite 306
            Suffern, NY   10901-4114

Item 2.     Name of Person Filing:


     This Schedule 13G is being filed by H&S Trust, with respect to H&S Trust's beneficial interest in the holdings of the Issuer's securities held of record by three Netherlands Antilles corporations, Leadville A.V.V., Marineland, A.V.V. and Tehila Holdings, A.V.V. H&S Trust is the sole stockholder of such corporations. This Schedule 13G is also being filed by Leadville A.V.V., the holder of 1,815,642 of such shares, representing in excess of 5% of the outstanding shares of the Issuer. Such shares held by Leadville A.V.V. are also included in those owned beneficially, and being reported herein, by H&S Trust.


H&S Trust

(a) Name of Person Filing:

         H&S Trust

(b) Address:

         Suite 3C, Centre Plaza Horseback Lane
         Gilbraltar

(c)  Citizenship or Place of Organization

         Gibraltar

(d)  Title of Class Securities: Common Stock, $0.0001 Par Value

(e)  CUSIP Number: 64124H-10-9

                                                             Page 5 of __ Pages


Leadville A.V.V.

(a)  Name of Person Filing:

         Leadville A.V.V.

(b)  Address:

         Sun Plaza, Suite 306, L.G.
         Smith Blvd. 160
         Aruba, Netherlands Antilles

(c)  Citizenship or Place of Organization:

         Netherlands Antilles

(d)  Title of Class Securities:


         Common Stock, $0.0001 Par Value

(e)      CUSIP Number: 64124H-10-9


Item 3.

         Not applicable

Item 4.  Ownership.


H&S Trust

(a)  Amount Beneficially Owned

         3,751,656 shares

(b)  Percent of Class:

         12.17%

(c)  Number of shares as to which such person has:

     (i) sole power to vote or to direct the vote (through the three corporations described and listed in the first paragraph under Item 2 hereof):

     3,751,656 shares (includes 1,087,243 shares issued in January 1997 upon conversion of warrants to purchase Commom Stock

                                                             Page 6 of __ Pages


     (ii) shared power to vote or to direct the vote:

     None

     (iii) sole power to dispose or to direct the disposition of (through the three corporations described and listed in the first paragraph under Item 2 hereof):

     3,751,656 shares (includes 1,087,243 shares issued in January 1997 upon conversion of warrants to purchase Commom Stock)

     (iv) shared power to dispose or to direct the disposition of :

     None

Leadville A.V.V.


         (a)  Amount Beneficially Owned:

         1,815,642 shares (includes 1,087,243 shares issued in January 1997 upon conversion of warrants to purchase Commom Stock

         (b)  Percent of Class:

         5.89%

         (c)  Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote (includes 1,087,243 shares issued in January 1997 upon conversion of warrants to purchase Commom Stock. As noted in the first paragraph under Item 2 hereof, these shares are included in the 3,751,676 shares attributed to H&S Trust, as reported in this Schedule 13G and listed above with respect to H&S Trust under this Item 4).

                  (ii)  shared power to vote or to direct the vote:

          None

                                                             Page 7 of __ Pages


                  (iii) sole power to dispose or to direct the disposition of (through the three corporations described and listed in the first paragraph under Item 2 hereof): 3,751,656 shares (includes 1,087,243 shares issued in January 1997 upon conversion of warrants to purchase Commom Stock. As noted in the first paragraph under Item 2 hereof, these shares are included in the 3,751,676 shares attributed to H&S Trust, as reported in this Schedule 13G and listed above with respect to H&S Trust under this Item 4).

                 (iv) shared power to dispose or to direct the disposition of:

           None


Item 5.           Ownership of Five Percent or Less
                  of a Class:

                  Not applicable

Item 6.           Ownership

                  H&S Trust is the sole stockholder of three corporaitons, Leadveille, A.V.V., Marineland, A.V.V. and Tehila Holdings, A.V.V., which corporations are the record owners of the securities reported in this Schedule 13G. Leadville, A.V.V. holds in excess of 5% of the outstandign shares of the Issuer These shares are reported under Item 4 above and are included in those owned beneficailly, and being reported, by H&S Trust.







Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the

                                                             Page 8 of __ Pages

                  Parent Holding Company:
                      Not applicable.

Item 8.           Identification and Classification
                  of Members of the Group:

                      Not applicable.

Item 9.           Notice of Dissolution of Group:

                      Not applicable

Item 10.          Certification:

                      Not applicable


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                      February 13, 1997


                           H&S Trust
Signature:                 ----------------

Name/Title:                by: Seymour Braun*
                               -----------------------
                                  Seymour Braun
                                Attorney-in-Fact




                           LEADVILLE A.V.V.
                       ----------------

                           by: Seymour Braun*
                               -----------------------
                                  Seymour Braun
                                Attorney-in-Fact



* Power-of-Attorney previously filed